                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K

                                 ANNUAL REPORT


[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 1998

                                       OR

[ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                        Commission file number 1-5725

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

         Nichols-Homeshield 401(k) Savings Plan - Davenport

B. Name of issuer of the securities held pursuant to the Plan and the address of the principal executive office:

         Quanex Corporation
         1900 West Loop South, Suite 1500
         Houston, Texas 77027
         (713) 961-4600

                          INDEPENDENT AUDITORS' REPORT



The Benefits Committee
Quanex Corporation
Houston, Texas

Re:      Nichols Homeshield 401(k) Savings Plan - Davenport

We have audited the accompanying statements of net assets available for benefits of the Nichols Homeshield 401(k) Savings Plan - Davenport (the "Plan") as of December 31, 1998 and 1997 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997 and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) investments as of December 31, 1998 and (2) 5% reportable transactions for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements on net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits of the individual funds. The supplemental schedules and the supplemental information by fund is the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ DELOITTE & TOUCHE LLP
-------------------------
DELOITTE & TOUCHE LLP


June 1, 1999

                               QUANEX CORPORATION
               NICHOLS-HOMESHIELD 401(k) SAVINGS PLAN - DAVENPORT

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                            December 31,
                                                                    ---------------------------
                                                                        1998           1997
                                                                    ------------   ------------
Assets:
              Investments at fair value -
              Mutual fund assets:
                   Fidelity Puritan Fund                            $    195,835   $    179,217
                   Fidelity Magellan Fund                              3,430,108      2,375,863
                   Fidelity Contrafund                                 2,047,947      1,600,841
                   Fidelity Growth and Income Fund                     5,154,650      4,034,185
                   Fidelity Retirement Growth Fund                       390,842             --
                   Fidelity Overseas Fund                                174,354        162,891
                   Fidelity Balanced Fund                                973,619        860,519
                   Fidelity Blue Chip Fund                               137,975             --
                   Fidelity Asset Manager Fund                               158             --
                   Fidelity Low-Priced Stock Fund                         75,896             --
                   Fidelity Government Money Market Fund               2,800,706      2,952,770
                   Templeton Foreign Fund                                 78,783         41,351
                   Neuberger & Berman Partners Trust Fund                     --             --
              Quanex Corporation common stock                            244,895         75,423
              Common/commingled trust                                    479,821        170,695
                                                                    ------------   ------------
                                                                      16,185,589     12,453,755

              Participant loans                                          713,260        714,210
                                                                    ------------   ------------
                          Total                                       16,898,849     13,167,965
                                                                    ------------   ------------

              Employee contributions receivable                           84,292         55,672
              Employer contributions receivable                           81,314         73,098
                                                                    ------------   ------------
                          Total                                          165,606        128,770
                                                                    ------------   ------------

Net assets available for benefits                                   $ 17,064,455   $ 13,296,735
                                                                    ============   ============


                       See notes to financial statements

                               QUANEX CORPORATION
               NICHOLS-HOMESHIELD 401(k) SAVINGS PLAN - DAVENPORT

                  STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
                                  FOR BENEFITS


                                                                            December 31,
                                                                    ---------------------------
                                                                        1998           1997
                                                                    ------------   ------------

Investment income:
              Interest and dividends                                $    920,405   $    761,522
              Net appreciation in fair value of investments            1,981,110      1,199,903
                                                                    ------------   ------------
                    Total                                              2,901,515      1,961,425
                                                                    ------------   ------------

Contributions:
              Employer                                                   744,683        705,375
                Less forfeitures                                           6,767          8,290
                                                                    ------------   ------------
                                                                         737,916        697,085

              Employee                                                   806,532        731,024
                                                                    ------------   ------------
                    Total                                              1,544,448      1,428,109
                                                                    ------------   ------------

Interest on participant loans                                             54,515         50,003
                                                                    ------------   ------------
                    Total additions                                    4,500,478      3,439,537
                                                                    ------------   ------------

Benefit payments                                                         729,922        251,373
Loan processing fees                                                       2,836          2,633
                                                                    ------------   ------------
                    Total deductions                                     732,758        254,006
                                                                    ------------   ------------

Increase in net assets available
  for benefits                                                         3,767,720      3,185,531

Net assets available for benefits:
              Beginning of year                                       13,296,735     10,111,204
                                                                    ------------   ------------
              End of year                                           $ 17,064,455   $ 13,296,735
                                                                    ============   ============



                        See notes to financial statements

                               QUANEX CORPORATION
               NICHOLS-HOMESHIELD 401(k) SAVINGS PLAN - DAVENPORT

                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1998 AND 1997


A.   DESCRIPTION OF THE PLAN

     The following description of the Nichols-Homeshield 401(k) Savings Plan - Davenport (the "Plan") is provided for general informational purposes only. Participants should refer to the Plan document for more complete information.

     (1) General. The Plan, sponsored by Quanex Corporation (the "Company"), was established on October 1, 1987 and was amended and restated in its entirety in January 1993. The Plan is a defined contribution plan, which covers substantially all union hourly employees of the Davenport, Iowa facilities. The Plan permits eligible employees to elect a deferral of compensation under Section 401(k) of the Internal Revenue Code ("Code"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The assets of the Plan are held in trust by Fidelity Management Trust Company ("Fidelity" or the "Trustee"). The Benefits Committee (the "Committee"), appointed by the Company's Board of Directors, serves as the Plan administrator.

     (2) Contributions. Participants may elect to reduce the current level of his/her compensation from 1% to 15% by contributing on a pre-tax basis as defined by the Plan agreement. Participants may also contribute in half percentages. Company contributions are made based on a percentage of the employee's compensation for each individual with at least 1,000 hours of employment service.

     (3) Participant Accounts. Each participant's account is credited with the participant's contribution, the employer's contribution, and the participant's pro rata share of investment earnings. Investment earnings allocations are based on individual participant account balances as of the end of the period in which the income is earned.

     (4) Investment Options. Participants may direct allocations of their contributions to the following funds:

          Fidelity Puritan Fund - invests in domestic and foreign common stocks, preferred stocks and bonds.

          Fidelity Magellan Fund - invests in equity and debt securities of foreign and domestic companies.

          Fidelity Contrafund - invests in equities of foreign and domestic companies.

          Fidelity Growth and Income Fund - invests in equity and debt securities of foreign and domestic companies.

          Fidelity Retirement Growth Fund - invests in common stocks and other securities.

          Fidelity Overseas Fund - invests in foreign equity and debt securities.

          Fidelity Balanced Fund - invests in common and preferred stocks and bonds.

          Fidelity Blue Chip Fund - invests in domestic and foreign common stocks.

          Fidelity Asset Manager Fund - invests in domestic and foreign stocks, bonds and short-term obligations.

          Fidelity Low-Priced Stock Fund - invests in domestic and foreign stocks.

          Fidelity Government Money Market Fund - composed of short-term U.S. government obligations.

          Templeton Foreign Fund - invests in foreign securities.

          Neuberger & Berman Partner Trust Fund - invests in common stocks.

          Quanex Corporation Common Stock - invests exclusively in the common stock of Quanex Corporation.

          Common/Commingled Trust - invests in investment contracts issued by insurance companies, banks and other financial institutions.

     (5) Vesting. Participants are immediately vested in their contributions and earnings thereon. Vesting in the employer contribution is based on years of credited service. A participant is 20% vested for each year of credited service and fully vested after five years. If a participant terminates employment prior to becoming fully vested, the nonvested portion of the employer contributions are immediately forfeited by the participant and utilized to reduce future employer contributions.

     (6) Payment of Benefits. The Plan is intended for long-term savings but provides for early withdrawals and loan arrangements under certain conditions. Upon termination of service, a participant may elect to receive a lump-sum distribution equal to the total amount of vested benefits in his or her account. As of December 31, 1998 and 1997, net assets available for benefits included benefits of $150,546 and $155,121, respectively, due to participants who had withdrawn from participation in the Plan.

     (7) Loans. Loans may be granted to a participant of the Plan at the Committee's discretion. Loan terms range up to five years or seven years if used for the purchase of a primary residence. The loans bear a reasonable rate of interest established by the Committee. Interest on the loan is allocated to the borrower's participant account.



B.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (1) Accounting Basis. The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

     (2) Administrative Expenses. The Company pays administrative expenses of the Plan. The participant pays loan set up and carrying fees to Fidelity.

     (3) Investment Valuation. The Plan recognizes net appreciation or depreciation in the fair value of its investments. Investments are reflected at fair value in the financial statements. Fair value of mutual fund assets is determined using a quoted net asset value. Fair value for Quanex Corporation common stock, which is listed on the New York Stock Exchange, is determined using the last recorded sales price. The fair value of the common/commingled trust is at face value.

     (4) Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in the net assets available for benefits during the reporting period. The Plan's financial statements include amounts that are based on management's best estimates and judgments. Actual results could differ from these estimates.

     (5)  Payment of Benefits. Benefit payments are recorded when paid.

C.   PLAN TERMINATION

     Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions set forth in ERISA. In the event of Plan termination, the assets held by the Trustee under the Plan will be valued and fully vested, and each participant will be entitled to distributions respecting his or her account.

D.   FEDERAL INCOME TAX STATUS

     The Plan is subject to specific rules and regulations related to employee benefit plans under the Department of Labor and the Internal Revenue Service ("IRS"). The Plan is a qualified trust under Sections 401(a) and 401(k) of the Code and, as a result, is exempt from taxation under Section 501(a) of the Code. The Plan received a favorable determination letter dated June 18, 1993 from the IRS. The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, it believes the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

E.   RELATED PARTY TRANSACTIONS

     During the years ended December 31, 1998 and 1997, the Plan purchased and sold shares of Quanex Corporation common stock, as shown below:

                                    1998                                    1997
                                    ----                                    ----

                        Shares      Cost       Sales Price     Shares       Cost       Sales Price
                        ------      ----       -----------     ------       ----       -----------
         Purchases      8,471     $ 169,423                     2,101     $ 60,399
         Sales            299         8,252      $ 8,483        4,284       96,290      $ 135,865

     During the years ended December 31, 1998 and 1997, the Plan purchased and sold shares of Fidelity mutual fund assets, as shown below:

                                    1998                                    1997
                                    ----                                    ----

                        Shares      Cost       Sales Price     Shares       Cost       Sales Price
                        ------      ----       -----------     ------       ----       -----------
         Purchases   6,369,513   $ 19,687,013                6,215,536  $16,876,202
         Sales       6,481,196     18,111,552  $18,452,425   5,946,135   14,851,548    $15,003,060

     During the years ended December 31, 1998 and 1997, the Plan purchased and sold shares of Fidelity Common/Commingled Trust, as shown below:

                                    1998                                    1997
                                    ----                                    ----

                        Shares      Cost       Sales Price     Shares       Cost       Sales Price
                        ------      ----       -----------     ------       ----       -----------
         Purchases   4,359,235   $4,359,235                   1,810,215   $1,810,215
         Sales       4,050,111    4,050,111    $ 4,050,111    1,693,615    1,693,615   $ 1,693,615

F.   SUPPLEMENTAL FUND INFORMATION

     Contributions, benefit payments and investment income by fund were as follows for the years ended December 31:

                                                                             1998           1997
                                                                         ------------   ------------
              Employer Contributions:
                              Fidelity Puritan Fund                      $     15,173   $     15,179
                              Fidelity Magellan Fund                          131,043        114,616
                              Fidelity Contrafund                              82,027         80,449
                              Fidelity Growth and Income Fund                 200,061        180,793
                              Fidelity Retirement Growth Fund                   6,059             --
                              Fidelity Overseas Fund                           16,739         15,443
                              Fidelity Balanced Fund                           54,790         52,073
                              Fidelity Blue Chip Fund                           1,553             --
                              Fidelity Asset Manager Fund                          --             --
                              Fidelity Low-Priced Stock Fund                      478             --
                              Fidelity Government Money Market Fund           186,631        205,532
                              Templeton Foreign Fund                            2,931          2,083
                              N & B Partners Trust Fund                           520             --
                              Quanex Corporation common stock                  21,699         19,083
                              Common/commingled trust                          18,212         11,834
                                                                         ------------   ------------
                                                                         $    737,916   $    697,085
                                                                         ============   ============


                                                                             1998           1997
                                                                         ------------   ------------
              Employee Contributions:
                              Fidelity Puritan Fund                      $     19,468   $     18,633
                              Fidelity Magellan Fund                          160,241        143,283
                              Fidelity Contrafund                             107,134        101,205
                              Fidelity Growth and Income Fund                 223,484        190,051
                              Fidelity Retirement Growth Fund                   4,324             --
                              Fidelity Overseas Fund                           19,281         15,451
                              Fidelity Balanced Fund                           57,980         54,252
                              Fidelity Blue Chip Fund                           1,929             --
                              Fidelity Asset Manager Fund                         257             --
                              Fidelity Low-Priced Stock Fund                    1,093             --
                              Fidelity Government Money Market Fund           152,625        168,639
                              Templeton Foreign Fund                            8,104          4,892
                              N & B Partners Trust Fund                         1,201             --
                              Quanex Corporation common stock                  26,791         22,566
                              Common/commingled trust                          22,620         12,052
                                                                         ------------   ------------
                                                                         $    806,532   $    731,024
                                                                         ============   ============

                                                                              1998          1997
                                                                         ------------   ------------
              Benefit payments:
                              Fidelity Puritan Fund                      $         --   $      3,750
                              Fidelity Magellan Fund                           80,320         46,245
                              Fidelity Contrafund                              58,611          4,335
                              Fidelity Growth and Income Fund                 209,527         37,597
                              Fidelity Retirement Growth Fund                      --             --
                              Fidelity Overseas Fund                            5,455            616
                              Fidelity Balanced Fund                          170,642         32,967
                              Fidelity Blue Chip Fund                              --             --
                              Fidelity Asset Manager Fund                          --             --
                              Fidelity Low-Priced Stock Fund                       --             --
                              Fidelity Government Money Market Fund           197,611        120,192
                              Templeton Foreign Fund                               --             --
                              N & B Partners Trust Fund                            --             --
                              Quanex Corporation common stock                   7,756          5,448
                              Common/commingled trust                              --            223
                                                                         ------------   ------------
                                                                         $    729,922   $    251,373
                                                                         ============   ============


                                                                              1998           1997
                                                                         ------------    ------------
              Investment income:
                              Fidelity Puritan Fund                      $     28,041    $     30,478
                              Fidelity Magellan Fund                          843,718         458,867
                              Fidelity Contrafund                             483,912         290,428
                              Fidelity Growth and Income Fund               1,106,932         846,425
                              Fidelity Retirement Growth Fund                  27,283              --
                              Fidelity Overseas Fund                           51,513          12,335
                              Fidelity Balanced Fund                          171,167         147,765
                              Fidelity Blue Chip Fund                          17,962              --
                              Fidelity Asset Manager Fund                       2,505              --
                              Fidelity Low-Priced Stock Fund                   (1,368)             --
                              Fidelity Government Money Market Fund           144,978         149,401
                              Templeton Foreign Fund                             (135)             33
                              N & B Partners Trust Fund                           108              --
                              Quanex Corporation common stock                  11,849          20,355
                              Common/commingled trust                          13,050           5,338
                                                                         ------------    ------------
                                                                         $  2,901,515    $  1,961,425
                                                                         ============    ============

           ITEM 27-a SCHEDULE OF ASSETS HELD FOR INVESTMENTS PURPOSES
                             EIN: 38-1872178; PN 016

                               QUANEX CORPORATION
               NICHOLS-HOMESHIELD 401(k) SAVINGS PLAN - DAVENPORT

                      SUPPLEMENTAL SCHEDULE OF INVESTMENTS
                                DECEMBER 31, 1998

                                                           Shares/                          Current
                                                          Par Value          Cost            Value
                                                          ---------      -----------      -----------
Fidelity Mutual Fund Assets:
      Puritan Fund*                                           9,758          180,825          195,835
      Magellan*                                              28,390        2,402,496        3,430,108
      Contrafund*                                            36,062        1,497,601        2,047,947
      Growth and Income Fund*                               112,449        3,299,829        5,154,650
      Retirement Growth Fund*                                19,056          382,189          390,842
      Overseas Fund*                                          4,846          154,360          174,354
      Balanced Fund*                                         59,512          847,180          973,619
      Blue Chip Fund*                                         2,738          124,550          137,975
      Asset Manager Fund*                                         9              175              158
      Low-Priced Stock Fund*                                  3,321           80,538           75,896
      Government Money Market Fund*                       2,800,706        2,800,706        2,800,706
Neuberger & Berman Partners Trust Fund                           --               --               --
Templeton Foreign Fund                                        9,390           97,677           78,783
                                                                         -----------      -----------
            Total Mutual Fund Assets                                     $11,868,126      $15,460,873

Quanex Corporation Common Stock*                             10,854          231,381          244,895
Common/Commingled Trust*                                    479,821          479,821          479,821
Participant loans (bearing interest rates
   from 7.85% to 11%)                                                        713,260          713,260
                                                                         -----------      -----------

            Total Investments                                            $13,292,588      $16,898,849
                                                                         ===========      ===========




* Party-in-Interest

   ITEM 27-d - SCHEDULE OF REPORTABLE (5%) TRANSACTIONS EIN 38-1872178; PN 016

                NICHOLS-HOMESHIELD 401(k)SAVINGS PLAN - DAVENPORT

               SUPPLEMENTAL SCHEDULE OF 5% REPORTABLE TRANSACTIONS
                                DECEMBER 31, 1998


                             Series of Transactions

                                                                                                                       Current
                    Total Number of                 Total Number of                                    Value on          Net
                    Purchases During    Purchase    Sales During the     Selling        Cost of       Transaction       Gain
     Description     the Plan Year       Price        Plan Year            Price         Asset            Date          (Loss)
     -----------    ----------------   ----------   ----------------   -----------    -----------     ------------   ------------
Magellan*                  78          $1,603,288          42          $ 1,234,404    $ 1,151,024     $  1,234,404   $     83,380

Contrafund*                92           2,452,717          51            2,338,304      2,288,222        2,338,304         50,082

Growth & Income*          122           3,399,273          75            3,104,112      2,961,332        3,104,112        142,780

Retirement Growth*         46           1,906,490          17            1,514,687      1,524,301        1,514,687         (9,614)

Overseas*                  66           3,439,078          30            3,475,808      3,437,233        3,475,808         38,575

Templeton Fund             39           1,092,322          15            1,046,143      1,040,566        1,046,143          5,577

Gov't Money Mkt*          130           5,980,522          99            6,132,586      6,132,586        6,132,586             --

Common/Commingled          77           4,359,235          41            4,050,111      4,050,111        4,050,111             --
   Trust*


* Party-in-Interest

                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                             Nichols-Homeshield 401 (k) Savings Plan - Davenport


Date:  June 28, 1999                         /s/ Viren M. Parikh
                                             -----------------------------------
                                             Viren M. Parikh, Benefits Committee

                                INDEX TO EXHIBITS



23.1     Independents Auditor's Consent